FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

December 17, 2004

Mike Welton to become Chairman of Hanson PLC

Christopher Collins, Chairman, will retire from the Board of Hanson PLC after the AGM on April 20, 2005 and Mike Welton will then become Chairman.

Mike Welton, 58, has had extensive industrial experience as Chief Executive of Balfour Beatty plc. He is due to step down from this post at the end of 2004.

Christopher Collins said: "I joined Hanson in 1989 and will have been Chairman for seven years by the next AGM. I feel now is the right time to depart. We are all delighted that Mike has agreed to take over from me as Chairman. He has experience and understanding of our industry from his successful career at Balfour Beatty. I shall be sorry to leave Hanson, but I know that I will be handing over to a first rate person."

Inquiries:                   Nick Swift / Carol Ann Walsh
                                   Hanson PLC
                                   + 44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                         HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   December 17, 2004